[Horace Mann Educators Corporation letterhead for Peter H. Heckman, Chief Financial Officer]

December 31, 2008

VIA EDGAR AND OVERNIGHT MAIL

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 6010

Washington, D.C. 20549

Re:	Horace Mann Educators Corporation

Form 10-K for the fiscal year ended December 31, 2007

Filed February 28, 2008

Form 10-Q for the Quarterly Period Ended June 30, 2008

File No. 001-10890

Filed August 8, 2008

Dear Mr. Rosenberg:

Following a phone conversation between our counsel, Brian Lane, and Ms. Ignat of the Division staff, we understand that the staff has no further comments on the above referenced documents. However, Ms. Ignat requested that the company submit a letter with the standard acknowledgments, signed by a corporate officer, rather than our outside counsel. This letter accomplishes that purpose.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

December 31, 2008

If you have any questions, do not hesitate to call me at (217) 788-5173.

Sincerely,

/s/ Peter H. Heckman
Peter H. Heckman
Executive Vice President & CFO

cc:	Louis G. Lower II

Ann M. Caparrós

Bret A. Conklin

Dwayne D. Hallman